UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Youku Inc.

(Name of Issuer)

Class A Ordinary Shares, Par Value US$ 0.00001 Per Share

(Eighteen (18) Class A Ordinary Shares Represent One American Depositary Share)

(Title of Class of Securities)

G9876M106

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9876M106

1.	Names of Reporting Persons Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 10

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G9876M106

1.	Names of Reporting Persons David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,329,991*

	6.	Shared Voting Power 10**

	7.	Sole Dispositive Power 16,329,991*

	8.	Shared Dispositive Power 10**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,330,001

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 3.

** Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. G9876M106

1.	Names of Reporting Persons G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 20,722,277*

	6.	Shared Voting Power 10**

	7.	Sole Dispositive Power 20,722,277*

	8.	Shared Dispositive Power 10**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,722,287

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 4.

** Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. G9876M106

1.	Names of Reporting Persons William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,839,993*

	6.	Shared Voting Power 10**

	7.	Sole Dispositive Power 9,839,993*

	8.	Shared Dispositive Power 10**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,840,003

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 5.

** Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. G9876M106

1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 19,887,417*

	6.	Shared Voting Power 10**

	7.	Sole Dispositive Power 19,887,417*

	8.	Shared Dispositive Power 10**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,887,427

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 6.

** Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. G9876M106

1.	Names of Reporting Persons Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,176,990*

	6.	Shared Voting Power 10**

	7.	Sole Dispositive Power 3,176,990*

	8.	Shared Dispositive Power 10**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,177,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 7.

** Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. G9876M106

1.	Names of Reporting Persons James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,319,921*

	6.	Shared Voting Power 10**

	7.	Sole Dispositive Power 2,319,921*

	8.	Shared Dispositive Power 10**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,319,931

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 8.

** Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. G9876M106

1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,152,164*

	6.	Shared Voting Power 10**

	7.	Sole Dispositive Power 5,152,164*

	8.	Shared Dispositive Power 10**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,152,174

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 9.

** Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. G9876M106

1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,066,741*

	6.	Shared Voting Power 10**

	7.	Sole Dispositive Power 5,066,741*

	8.	Shared Dispositive Power 10**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,066,751

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 10.

** Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. G9876M106

1.	Names of Reporting Persons David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,240,789*

	6.	Shared Voting Power 10**

	7.	Sole Dispositive Power 1,240,789*

	8.	Shared Dispositive Power 10**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,799

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 11.

** Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. G9876M106

1.	Names of Reporting Persons Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 56,374*

	6.	Shared Voting Power 10**

	7.	Sole Dispositive Power 56,374*

	8.	Shared Dispositive Power 10**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,384

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

*   See Exhibit A, Note 12.

** Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. G9876M106

1.	Names of Reporting Persons Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 10**

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 10**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

*   Comprised of shares held by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

Item 1.
	(a)	Name of Issuer Youku Inc.
	(b)	Address of Issuer’s Principal Executive Offices 5/F, SinoSteel Plaza, 8 Haidian Street, Beijing, 100080, The People’s Republic of China

Item 2.
	(a)	Name of Person Filing See Exhibit A; Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Class A Ordinary Shares, Par Value US$ 0.00001 Per Share
	(e)	CUSIP Number G9876M106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Exhibit A, which is hereby incorporated by reference and related pages 2 to 13
	(b)	Percent of class: See Exhibit A, which is hereby incorporated by reference and related pages 2 to 13
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote ***
		(ii)	Shared power to vote or to direct the vote ***
		(iii)	Sole power to dispose or to direct the disposition of ***
		(iv)	Shared power to dispose or to direct the disposition of ***

*** See Exhibit A, which is hereby incorporated by reference and related pages 2 to 13. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird, Sweet, Sheehan and Speiser are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/9/2012
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ G. Leonard Baker, Jr.
Signature

G. Leonard Baker, Jr.
Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ Gregory P. Sands
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

/s/ David E. Sweet
Signature

/s/ Andrew T. Sheehan
Signature

/s/ Michael L. Speiser
Signature

EXHIBIT A TO SCHEDULE 13G — YOUKU INC.

	Aggregate Number of
	Shares Beneficially Owned (Note 1)				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	10				0.0%

David L. Anderson	16,329,991	Note 3			0.8%
			16,330,001	Note 2	0.8%

G. Leonard Baker, Jr.	20,722,277	Note 4			1.0%
			20,722,287	Note 2	1.0%

William H. Younger, Jr.	9,839,993	Note 5			0.5%
			9,840,003	Note 2	0.5%

Tench Coxe	19,887,417	Note 6			1.0%
			19,887,427	Note 2	1.0%

Gregory P. Sands	3,176,990	Note 7			0.2%
			3,177,000	Note 2	0.2%

James C. Gaither	2,319,921	Note 8			0.1%
			2,319,931	Note 2	0.1%

James N. White	5,152,164	Note 9			0.3%
			5,152,174	Note 2	0.3%

Jeffrey W. Bird	5,066,741	Note 10			0.2%
			5,066,751	Note 2	0.2%

David E. Sweet	1,240,789	Note 11			0.1%
			1,240,799	Note 2	0.1%

Andrew T. Sheehan	56,374	Note 12			0.0%
			56,384	Note 2	0.0%

Michael L. Speiser	0				0.0%
			10	Note 2	0.0%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1: Shares reported are Class A Ordinary Shares, par value US$ 0.00001 per share.  Each eighteen (18) Class A Ordinary Shares represent one American Depositary Share.

Note 2:  Includes individual shares plus all shares held by Sutter Hill Ventures, A California Limited Partnership of which the reporting person is a Managing Director of the General Partner.  The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 3: Comprised of 17 shares owned by the reporting person, 11,357,370 shares held in The Anderson Living Trust of which the reporting person is the trustee, 360,465 shares held by a retirement trust for the benefit of the reporting person and 4,612,139 shares owned by Anvest, L.P. of which the reporting person is the trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the living trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 4: Comprised of 15,026,314 shares owned by the reporting person, 540,475 shares held by a Roth IRA for the benefit of the reporting person and 5,155,488 shares owned by Saunders Holdings, L.P. of which the reporting person is a trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 5: Comprised of 16 shares owned by the reporting person, 7,292,502 shares held in The William H. Younger, Jr. Revocable Trust of which the reporting person is the trustee, 1,110,562 shares held by a retirement trust for the benefit of the reporting person and 1,436,913 shares owned by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 6: Comprised of 15 shares owned by the reporting person, 18,059,436 shares held in The Coxe Revocable Trust of which the reporting person is a trustee, 1,136,947 held by a retirement trust for the benefit of the reporting person, 98,418 shares held by a Roth IRA for the benefit of the reporting person and 592,601 shares held by Rooster Partners, L.P. of which the reporting person is a trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 7: Comprised of 8 shares owned by the reporting person and 3,176,982 shares held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee.  The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.

Note 8: Comprised of 678,978 shares held in The Gaither Revocable Trust of which the reporting person is the trustee and 1,640,943 held by Tallack Special Purpose, L.P. of which the reporting person is the trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 9: Comprised of 6 shares owned by the reporting person, 1,840,140 shares held in The White Revocable Trust of which the reporting person is a trustee, 3,312,018 held by RoseTime Partners L.P. of which the reporting person is a trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 10: Comprised of 11 shares owned by the reporting person, 2,075,004 shares held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee, 2,991,726 held by NestEgg Holdings, LP of which the reporting person is a trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 11: Comprised of 1,135,044 shares held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 105,745 shares held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 12: Comprised of 5 shares owned by the reporting person and 56,369 shares held by a retirement trust for the benefit of the reporting person.